

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Peter Chen
Chief Financial Officer
Token Communities Ltd.
136-2038th Avenue, Suite 9C
Flushing, NY 11354

> **Re: Token Communities Ltd.**
> **Registration Statement on Form 10-12G**
> **Filed November 12, 2020**
> **File No. 000-55688**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12b

Background, page 1

1.   We note that you transferred 3.4 billion iRide Tokens to American Software Capital pursuant to an Asset Purchase Agreement. Explain how you determined the value of the 3.4 billion iRide Tokens in this transaction.

Overview, page 1

2.   You state that you are a "technology and acquisition company with a focus on acquiring companies that will benefit from the injection of growth capital and technology integration." We note that your sole source of revenue in fiscal year ended June 30, 2020 was from consulting and financial advisory services. Please discuss the nature of these services that generate revenue. Also, please include a chart or an organizational chart that summarizes all of the "portfolio companies" that you reference.

Business

Our Company, page 2

3.   You state that you operate the "Lukki Exchange." Please discuss the type of crypto asset trading that it facilitates. Discuss whether your operation of this exchange triggers any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K

LOT Token, page 2

4.   Please describe the distinct characteristics of the LOT Token, the iRide Token and the Lukki Token. Disclose the number of each token that you currently hold and the amount of each token that you have issued. Tell us whether a white paper is available for these tokens. We note your disclosure that you are actively engaged in marketing your LOT Tokens.

Risk Factors

Our ability to adopt technology, page 3

5.   We note you rely on third-party storage solutions of your digital wallets. Please provide the name of the third-party provider and any agreements you have with them.

Our cryptocurrency holdings, page 6

6.   Please provide support for your statement that you "may be in control and possession of one of the more substantial holdings of cryptocurrency."

Critical Accounting Policies, page 12

7.   Please revise to identify and disclose your critical accounting policies for your derivative liability. Your discussion should explain how these policies require significant estimates and assumptions and quantify the effect on the financial statements of changes in estimates in each period presented. As material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. In this regard, we note from your disclosure on page F-4 that the fair value of your derivative liability appears to have significantly changed between the warrant issuance dates and June 30, 2020.   Please revise your disclosure under "Other Income (Expense)" on page 11 to further discuss the underlying factors of the fair value change.

Certain Relationships and Related Transactions, and Director Independence, page 17

8.   Please identify the related party and the material terms of the loan that you received.

Financial Statements, page 19

9.   Please include interim financial statements for the period ended September 30, 2020.
     Please similarly update all financial information throughout your filing. See Rule 3-12(a)
     of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-9

10. We note that you classify warrants as a derivative liability and appears that you use
     the Black-Scholes-Merton pricing model to determine the fair value of your derivative
     liability. Please disclose how you determined the significant assumptions utilized within
     the Black-Scholes-Merton valuation model for each reporting period presented.

Note 6. Subsequent Events, page F-13

11. We note that on July 14, 2020 you entered into an acquisition transaction with American
     Software Capital, Inc. In the acquisition you exchanged common shares and
     transferred iRide Tokens for "all technology and software code (and all copies of code)
     related to or required to operate the 'Lukki Exchange,' including all client lists, intellectual
     property related to the brand 'Lukki' (including files of art, logos, web designs, etc.) as
     well as ownership of the Lukki.io website and related design codes." Given the number of
     shares issued in the transaction, please disclose how you intend to account for
     this transaction and tell us your consideration in identifying the accounting acquirer in
     accordance with FASB ASC 805-10-25-4 and 5, and FASB ASC 805-40, which pertains
     to reverse acquisitions. If you believe that the acquisition does not meet the definition of a
     business, tell us how you considered ASC 805-10-55 in evaluating your transaction.

12. Please provide disclosures that address the purchase price you paid in the acquisition
     transaction, including the fair values of the common stock and iRide Tokens you used
     as consideration, and explain how the fair values of both the stock and iRide Tokens were
     determined.

13. In light of the Form 8-K filed on July 27, 2020, disclosing this transaction, please tell us
     whether you intend to file the historical financial statements of the business acquired,
     along with a pro forma presentation illustrating the effects of the transaction, to comply
     with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K. Please
     submit the analyses that you perform in your application of this guidance. If you believe
     that the acquisition does not meet the definition of a business, tell us how you considered
     the attributes listed in Rule 11-01(d) of Regulation S-X.

     We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Peter Chen
Token Communities Ltd.
December 9, 2020
Page 4

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Jeffrey Stein